VIA EDGAR and FACSIMILE (202-772-9205)

March 11, 2009

Larry Spirgel Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Mail Stop 3720 Washington, DC 20549

Re:	NIVS IntelliMedia Technology Group, Inc.
Registration Statement on Form S-1
File No. 333-153005

Dear Mr. Spirgel:

WestPark Capital, Inc. respectfully joins the request of NIVS IntelliMedia Technology Group, Inc. (the “Company”), that the Commission accelerate the effective date of the Company’s Registration Statement on Form S-1, File No. 333-153005, as amended, to 4:30 p.m. EDT on Thursday, March 12, 2009 or as soon thereafter as practicable.

WESTPARK CAPITAL, INC.
As Representative

 /s/ Richard Rappaport
By: Richard Rappaport

1900 Avenue of the Stars, Suite 310, Los Angeles, CA 90067 • Ph (310) 843-9300 • Fax (310) 843-9304